Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

July 28, 2017

Filed Via EDGAR as Correspondence

Dennis Hult
Martin James
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549-3030

Re:    Merit Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 8-K filed April 27, 2017
File No. 000-18592

Dear Messrs. Hult and James:

I am writing on behalf of Merit Medical Systems, Inc. (the “Company”) in response to your letter dated July 7, 2017 (your “Letter”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016 and Current Report on Form 8-K filed April 27, 2017.
We have repeated your comments below, in bold, and below each comment have included the response of the Company.
Form 10-K for the year ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Effective Tax Rate, page 45

1.
Revise this section in future filings to explain in greater depth the impact of tax credits and earnings from non-U.S. lower taxed Jurisdictions on your effective tax rate. Discuss the primary taxing jurisdictions where your foreign earnings are derived, the location of tax credits and tax holidays, and the relevant statutory rates in those jurisdictions. Discuss the expiration of, and any uncertainties relating to, the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company has reviewed your comment and will revise its discussion of the effective tax rate and related disclosure in future filings to conform to your comment.

Item 8. Financial Statements and Supplementary Data

Note 5. Income Taxes, page 71

2.
You state that you did not provide for U.S. taxes on earnings of certain foreign subsidiaries held for permanent reinvestment outside the United States. Revise this note in future filings to disclose the cumulative amount of the undistributed earnings related to the unrecognized deferred tax liability for this temporary difference, as required by ASC 740-30-50.b

Response: The Company has reviewed your comment and will revise its note in future filings to conform to your comment.

Form 8-K filed April 27, 2017
Exhibit 99.1

3.
We note that on pages 1, 2 and 6 of your earnings release you discuss “non-GAAP EPS” and “Non-GAAP net income” but in the tables you reconcile to measures titled “Adjusted net income (per share).” To eliminate possible investor confusion, please revise future filings to consistently use the same titles for the non-GAAP measures presented in both the narrative and the tables.

Response: The Company has reviewed your comment and will revise its disclosure in future filings to conform to your comment.

4.
Revise your presentation of non-GAAP measures in future filings to provide the reconciliation of Non-GAAP Gross Margin to the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company has reviewed your comment and will revise its future filings to conform to your comment.

* * * *
Please let me know of any additional requests for information or any follow up on these matters. Please do not hesitate to call me at (801) 208-4236.
Sincerely,

/s/ Brian G. Lloyd
Brian G. Lloyd
Chief Legal Officer and Corporate Secretary